SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          AMCAST INDUSTRIAL CORPORATION
              -----------------------------------------------------
                                (NAME OF ISSUER)

                           COMMON STOCK, NO PAR VALUE
              -----------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   023395 10 6
              -----------------------------------------------------
                                 (CUSIP NUMBER)


                         ROBOTTI & COMPANY, INCORPORATED
                         52 VANDERBILT AVENUE, SUITE 503
                               NEW YORK, NY 10017
              -----------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 15, 2002
              -----------------------------------------------------

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     IF  THE  FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G
TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE
                                 FOLLOWING  BOX.
                                       / /

     NOTE:  SCHEDULES  FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL
AND  FIVE  COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7(B) FOR
              OTHER  PARTIES  TO  WHOM  COPIES  ARE  TO  BE  SENT.

     *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF
    SECURITIES,  AND  FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH
                                      WOULD
            ALTER  DISCLOSURES  PROVIDED  IN  A  PRIOR  COVER  PAGE.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

-------------------------------              -----------------------------------
CUSIP No. 023395 10 6                                         Page 2 of 11 Pages
-------------------------------              -----------------------------------

================================================================================
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Robert E. Robotti

--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      United States
--------------------------------------------------------------------------------
   NUMBER OF        7        SOLE VOTING POWER
     SHARES                           0
 BENEFICIALLY      -------------------------------------------------------------
OWNED BY EACH
  REPORTING         8        SHARED VOTING POWER
 PERSON WITH                          443,610
                   -------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                                      0
                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                                      443,610
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      443,610
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      5.2%%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                      IN
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 023395 10 6                                         Page 3 of 11 Pages
-------------------------------              -----------------------------------

================================================================================
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Robotti & Company, Incorporated
                      11-2474002
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      New York
--------------------------------------------------------------------------------
   NUMBER OF        7        SOLE VOTING POWER
     SHARES                           0
 BENEFICIALLY      -------------------------------------------------------------
OWNED BY EACH
  REPORTING         8        SHARED VOTING POWER
 PERSON WITH                          257,660
                   -------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                                      0
                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                                      257,660
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      257,660
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      3.0%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                      CO, BD, IA
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 023395 10 6                                         Page 4 of 11 Pages
-------------------------------              -----------------------------------

================================================================================
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      The Ravenswood Investment Company, L.P.
                      11-2474002
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      New York
--------------------------------------------------------------------------------
   NUMBER OF        7        SOLE VOTING POWER
     SHARES                           0
 BENEFICIALLY      -------------------------------------------------------------
OWNED BY EACH
  REPORTING         8        SHARED VOTING POWER
 PERSON WITH                          185,950
                   -------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                                      0
                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                                      185,950
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      185,950
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      2.2%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                      PN
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 023395 10 6                                         Page 5 of 11 Pages
-------------------------------              -----------------------------------

================================================================================
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Kenneth R. Wasiak

--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      United States
--------------------------------------------------------------------------------
   NUMBER OF        7        SOLE VOTING POWER
     SHARES                           0
 BENEFICIALLY      -------------------------------------------------------------
OWNED BY EACH
  REPORTING         8        SHARED VOTING POWER
 PERSON WITH                          185,950
                   -------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                                      0
                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                                      185,950
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      185,950
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      2.2%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                      IN
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 023395 10 6                                         Page 6 of 11 Pages
-------------------------------              -----------------------------------

                                SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER

          This Schedule 13D, dated August 23, 2002 (this "Statement"), relates to shares of the common stock, no par value (the "Common Stock"), of Amcast Industrial Corporation (the "Issuer"). The address of the Issuer's principal executive offices and principal business is 7887 Washington Village Drive, Dayton, OH 45459.

ITEM 2.   IDENTITY AND BACKGROUND

          (a), (b), (c) and (f). This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated, a New York corporation ("ROBT"), Ravenswood Management Company, L.L.C., a New York limited liability company ("RMC"), The Ravenswood Investment Company, L.P. a New York limited partnership ("RIC"), and Kenneth R. Wasiak ("Wasiak" together with Robotti, ROBT, RMC and RIC, the "Reporting Persons").

          Robotti's principal occupation is as a director and the president and treasurer of ROBT, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment advisor in accordance with Rule 13d-1
(b)(1)(ii)(E), located at 52 Vanderbilt Avenue, Suite 503, New York, NY 10017. ROBT has investment discretion over its brokerage accounts and advisory clients. Mr. Robotti, a United States citizen, is a managing member of RMC.

          RMC, a New York limited liability company, serves as the general partner of RIC, a New York limited partnership. RMC's principal address is 104 Gloucester Road, Massapequa, New York 11758. RIC's principal address is 52 Vanderbilt Avenue, Suite 503, New York, NY 10017.

          Wasiak's principal occupation is a partner in the accounting firm of Pustorino, Puglisi & Company, P.C., located at 515 Madison Avenue, New York, NY 10022. Mr. Wasiak, a United States citizen, is a managing member of RMC.


          (d) and (e). The Reporting Persons, to the best knowledge of the Reporting Persons, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is a subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          RIC and the clients' accounts for which ROBT has discretion utilized their working capital in making each of their respective purchases of Common Stock. Robotti claims beneficial ownership of his shares of Common Stock by virtue of his positions with ROBT and RMC, each of which purchased its shares of Common Stock with funds as described above. Wasiak claims beneficial ownership of his shares of Common Stock by virtue of his position with RIC.

-------------------------------              -----------------------------------
CUSIP No. 023395 10 6                                         Page 7 of 11 Pages
-------------------------------              -----------------------------------

ITEM 4.   PURPOSE OF TRANSACTION

          The Common Stock has been acquired by the Reporting Persons for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect. The Reporting Persons reserve the right to change its plan and intentions at any time as it deems appropriate.

          The reporting persons will continue to evaluate market conditions and the business of the issuer to determine possible future acquisitions or dispositions of common stock of the Issuer.

          Depending on factors deemed relevant by the Reporting Persons, including but not limited to change in the Issuer's business, governance or financial situation, the Reporting Persons reserves the right to formulate other plans and/or make proposals, and take such actions with respect to its investment in the Issuer, including any and all of the actions set forth in this response to Item 4 and any other actions as the Reporting Persons, or any of them, may determine.

          Presently the Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth in subparagraphs (a) - (j) of item 4 of Schedule 13D except as set forth herein.

ITEM 5.   INTEREST IN SECURITES OF THE ISSUER

          (a) (i) As of August 23, 2002, Mr. Robotti shares beneficially ownership of 443,610 shares of the Security through the following:

          - his ownership of ROBT, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment advisor in accordance with Rule 13d-1 (b)(1)(ii)(E), by virtue of the investment discretion ROBT has over the accounts of its brokerage customers and advisory clients, which hold an aggregate of 257,660 shares of the Security; and
          - his position a managing member of RMC which serves as the general partner of RIC, which owns 185,950 shares of the Security

               (ii) The amount of shares of the Security beneficially owned by Mr. Robotti is 5.2% of the total outstanding shares of the Security.

          (c) (i) Mr. Robotti does not have the sole power to vote or the direct the vote of any of the shares of the Security.

               (ii) Mr. Robotti shares the power to vote or direct the vote of the shares of the Security as follows:

          - he shares with ROBT the power to vote or direct the vote of 257,660 shares of the Security; and
          - he shares with the other managing member of RMC which serves as the general partner of RIC, Mr. Wasiak, the power to vote or direct the vote of 185,950 shares of the Security.

               (iii) Mr. Robotti does not have the sole power to dispose or to direct the disposition of any of the shares of the Security.

               (iv) Mr. Robotti shares the power to dispose or to direct the disposition of the shares of the Security as follows:

          - he shares with ROBT the power to dispose or to direct the disposition of 150,910 shares of the Security; and
          - he shares with the other managing member of RMC which serves as the general partner of RIC, Mr. Wasiak, the power to dispose or to direct the disposition of 185,950 shares of the Security.

-------------------------------              -----------------------------------
CUSIP No. 023395 10 6                                         Page 8 of 11 Pages
-------------------------------              -----------------------------------

          (d) The table below lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. All such transactions were made by ROBT in the open market.

                Transactions in Shares Within the Past Sixty Days


Shares of Common          Price Per           Date of
Stock Purchased/Sale      Share               Purchase/Sale
--------------------      -----               -------------

 5,400                    $2.83                06/18/2002
   800                    $4.593               07/02/2002
   650                    $4.493               07/15/2002
14,200                    $3.287               07/24/2002
 1,900                    $3.28                07/25/2002
   210                    $3.534               07/25/2002
44,000                    $3.403               07/26/2002
 1,500                    $3.33                07/29/2002
 2,100                    $3.385               08/05/2002
 1,500                    $3.410               08/09/2002
 3,000                    $3.530               08/15/2002
 8,200                    $3.483               08/19/2002
 7,500                    $3.433               08/22/2002


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Not Applicable.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS

          (a) Joint Filing Agreement dated August 23, 2002 by and between Robert
E. Robotti, Robotti & Company, Incorporated, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P. and Kenneth R. Wasiak


     (The remainder of this page was intentionally left blank)

-------------------------------              -----------------------------------
CUSIP No. 023395 10 6                                         Page 09 of 11
Pages
-------------------------------              -----------------------------------


                                    SIGNATURE

              After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 23, 2002



                                     By:  /s/  Robert E. Robotti
                                        ----------------------------------------
                                        Name: Robert E. Robotti



                                     Robotti & Company, Incorporated


                                     By:  /s/  Robert E. Robotti
                                        ----------------------------------------
                                        Name: Robert E. Robotti
                                        Title: Director, President and Treasurer



                                     The Ravenswood Investment Company, L.P.

                                     By: Ravenswood Management Company, L.L.C.


                                     By:  /s/  Robert E. Robotti
                                        ----------------------------------------
                                        Name: Robert E. Robotti
                                        Title: Managing Member for
                                        Ravenswood Management Company, L.L.C.



                                     By:  /s/  Kenneth R. Wasiak
                                        ----------------------------------------
                                        Name: Kenneth R. Wasiak
                                        Title: Managing Member for
                                        Ravenswood Management Company, L.L.C.

-------------------------------              -----------------------------------
CUSIP No. 023395 10 6                                        Page 10 of 11 Pages
-------------------------------              -----------------------------------


                       EXHIBIT INDEX

The following documents are filed herewith:


               Exhibit                                                     Page

(a) Joint Filing Agreement dated August 23, 2002 by and between              11
Robert E. Robotti, Robotti & Company, Incorporated, Ravenswood
Management Company, L.L.C., The Ravenswood Investment Company, L.P.
and Kenneth R. Wasiak






     (The remainder of this page was intentionally left blank)

-------------------------------              -----------------------------------
CUSIP No. 023395 10 6                                        Page 11 of 11 Pages
-------------------------------              -----------------------------------


                             JOINT FILING AGREEMENT

     The undersigned parties hereby agree that the Schedule 13D filed herewith relating to the Common Shares without par value of Amcast Industrial Corporation is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) on behalf of each such person.

Date:  August 23, 2002



                                     By:  /s/  Robert E. Robotti
                                        ----------------------------------------
                                        Name: Robert E. Robotti



                                     Robotti & Company, Incorporated


                                     By:  /s/  Robert E. Robotti
                                        ----------------------------------------
                                        Name: Robert E. Robotti
                                        Title: Director, President and Treasurer



                                     The Ravenswood Investment Company, L.P.

                                     By: Ravenswood Management Company, L.L.C.


                                     By:  /s/  Robert E. Robotti
                                        ----------------------------------------
                                        Name: Robert E. Robotti
                                        Title: Managing Member for
                                        Ravenswood Management Company, L.L.C.



                                     By:  /s/  Kenneth R. Wasiak
                                        ----------------------------------------
                                        Name: Kenneth R. Wasiak
                                        Title: Managing Member for
                                        Ravenswood Management Company, L.L.C.